UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-149989

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Compensation, Governance and Nominating

Committee of the Board of Directors of Dominion Resources, Inc. and the

Trustee and Participants of the Dominion East Ohio Gas Union Savings Plan

Richmond, Virginia.

We have audited the accompanying statements of net assets available for benefits of the Dominion East Ohio Gas Union Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2009, and (2) reportable transactions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Richmond, Virginia

June 24, 2010

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments at Fair Value:
Participant-directed investments	$139,678,843	$124,715,381
Nonparticipant-directed investments	13,720,976	11,931,690

Total investments	153,399,819	136,647,071

Receivables:
Accrued investment income	38	157
Receivables for securities sold	115,292	192,027
Participant contributions	287,929	266,636
Employer contributions	95,696	86,948

Total receivables	498,955	545,768

Cash	22,182	151,863

Total assets	153,920,956	137,344,702

LIABILITIES:
Payables for securities purchased	137,859	369,499
Other liabilities	216,208	200,310

Total liabilities	354,067	569,809

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	153,566,889	136,774,893

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(569,407)	2,832,483

NET ASSETS AVAILABLE FOR BENEFITS	$152,997,482	$139,607,376

See notes to financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2009

ADDITIONS:
Contributions:
Participant contributions	$5,628,023
Employer contributions	1,941,103

Total contributions	7,569,126

Investment Income:
Interest	256,030
Dividends	3,248,495
Net appreciation in fair value of investments	11,021,615
Income from Master Trust	2,768,856

Total investment income	17,294,996

Total additions	24,864,122

DEDUCTIONS:
Benefits paid to participants	11,125,513
Administrative expenses	178,666

Total deductions	11,304,179

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	13,559,943

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN, NET	(169,837)

NET INCREASE IN NET ASSETS	13,390,106

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	139,607,376

End of year	$152,997,482

See notes to financial statements.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009 AND 2008, AND FOR THE YEAR ENDED DECEMBER 31, 2009

1.	DESCRIPTION OF PLAN

The following description of the Dominion East Ohio Gas Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion East Ohio (the Employer) represented by The Gas Workers Union, Local G555, UWUA AFL- CIO who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. The Bank of New York Mellon (BNY Mellon) serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a tax-deferred basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer contributes a matching amount equivalent to 50% of each participant’s contributions (up to a maximum of 6%), not to exceed 3% of the participant’s eligible earnings. For participants who have 20 or more years of service with Dominion or its subsidiaries, the Employer’s matching contribution is 66.7% of each participant’s contributions (up to a maximum of 6%), not to exceed 4% of the participant’s eligible earnings.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer’s contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

d.	Participants—Each employee is eligible to participate in the Plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become vested in their own contributions and the earnings on these amounts immediately. Participants generally become vested in the Employer’s matching contributions and related earnings after three years of service.

f.	Forfeited Accounts—At December 31, 2009 and 2008, forfeited nonvested accounts totaled $907 and $662, respectively. These accounts are used to reduce future Employer contributions.

g.	Investment Options

•

Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option (except the loan fund) in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. The Plan provides for employee contributions to be invested in the following:

•	Dominion Stock Fund

•	Interest in Master Trust:

Stable Value Fund (BNY Mellon Fund)

Large Cap Growth Fund (RCM Fund)

Small Cap Value Fund (Lee Munder Fund)

Small Cap Growth Fund (Cadence Fund)

•	Common/Collective Trusts:

Intermediate Bond Fund

Large Cap Value Fund

S&P 500 Index Fund

Wilshire 4500 Index Fund

•	Mutual Funds:

International Equity Fund

Real Estate Fund

Target Retirement Income Fund

Target Retirement 2005 Fund

Target Retirement 2010 Fund

Target Retirement 2015 Fund

Target Retirement 2020 Fund

Target Retirement 2025 Fund

Target Retirement 2030 Fund

Target Retirement 2035 Fund

Target Retirement 2040 Fund

Target Retirement 2045 Fund

Target Retirement 2050 Fund

•

Employer Contributions—Employer matching contributions are deposited in the Dominion Stock Fund and are designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

h.	Participant Loans—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or

•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

i.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1/2. If the participant retires from the Company, he or she may also elect to receive installment payments. There were no amounts payable to participants at December 31, 2009 or 2008.

j.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

k.	Plan Changes—In November 2009, the Plan approved the following changes to participant investment funds: The Small Cap Value Fund and the Small Cap Growth Fund managed by Laudus Fund Group and Vanguard Group, respectively, as mutual funds, were replaced to be managed by Lee Munder Capital Group and Cadence Capital Management, respectively, in the Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments, including the Dominion Stock Fund, common/collective trusts, mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.

d.	Valuation of Investments—All investments are carried at fair value. See Note 6 for further information on fair value measurements. The fair valued fully benefit-responsive guaranteed investment contracts are then adjusted to contract value. See Note 5.

e.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Realized gains and losses on the sale of investments are determined using the average cost method.

Net investment income from mutual fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

f.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan.

g.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is processed by the recordkeeper.

h.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2009, the Plan transferred $188,972 and $19,135 of participants’ assets to and from other plans, respectively.

i.	Excess Contributions Payable—The Plan is required to return contributions received during the Plan year in excess of the IRC limits to Plan participants.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008

Dominion Stock Fund:
Participant-directed—1,269,822 and 1,329,034 units, respectively	$49,421,450	$47,632,580
Nonparticipant-directed—352,543 and 332,916 units, respectively	13,720,976	11,931,690
Interest in BNY Mellon Fund, 2,217,636 and 2,359,381 units, respectively	48,574,440	46,529,099

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Investments at Fair Value:
Dominion Stock Fund	$5,000,254

Common/Collective Trust Funds:
Intermediate Bond Fund	308,590
Large Cap Value Fund	182,330
S&P 500 Index Daily Fund	1,475,230
Wilshire 4500 Index Fund	448,451

2,414,601

Mutual Funds:
International Equity Fund	1,122,132
Small Cap Value Fund	232,394
Small Cap Growth Fund	116,309
Real Estate Fund	409,737
Target Retirement Income Fund	8,625
Target Retirement 2005 Fund	23,086
Target Retirement 2010 Fund	94,141
Target Retirement 2015 Fund	235,541
Target Retirement 2020 Fund	346,731
Target Retirement 2025 Fund	310,351
Target Retirement 2030 Fund	177,159
Target Retirement 2035 Fund	118,055
Target Retirement 2040 Fund	124,282
Target Retirement 2045 Fund	163,027
Target Retirement 2050 Fund	125,190

3,606,760

Net appreciation in fair value of investments	$11,021,615

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2009 and 2008, and for the year ended December 31, 2009, is as follows:

	December 31, 2009	December 31, 2008

Net assets—Dominion Stock Fund	$13,720,976	$11,931,690

Year Ended December 31, 2009
Changes in Net Assets:
Interest	$4
Dividends	83,283
Net appreciation in fair value of investments	141,118
Employer contributions	1,941,103
Benefits paid to participants	(98,840)
Administrative expenses	(65)
Participant transfers, net	(13,935)
Rollover distributions	(263,382)

Net change	1,789,286
Dominion Stock Fund—Beginning of year	11,931,690

Dominion Stock Fund—End of year	$13,720,976

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the BNY Mellon Fund, the RCM Fund, the Lee Munder Fund and the Cadence Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. BNY Mellon holds the assets of the Master Trust.

BNY Mellon Fund—As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the BNY Mellon Fund was approximately 8%. Investment income and administrative expenses relating to the BNY Mellon Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The BNY Mellon Fund invests primarily in two types of benefit-responsive guaranteed investment contracts (GICs) described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on the fair value of the underlying investments as determined by the issuer of the synthetic GICs based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by BNY Mellon using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the BNY Mellon Fund and a benefit responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the BNY Mellon Fund. The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the BNY Mellon Fund and a benefit responsive, book value wrap contract purchased for its portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:

	2009	2008

Based on annualized earnings*	2.89%	4.56%
Based on interest rate credited to participants**	2.33%	4.02%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the BNY Mellon Fund:

	December 31, 2009	December 31, 2008

GICs	$433,430,974	$516,562,223
Cash equivalents	196,247,662	46,820,741
Common/collective trust	5,422,134	5,237,257
Interest receivable	1,357,842	2,022,985
Receivables	140,932	694,984

Total at fair value	636,599,544	571,338,190
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,462,448)	34,780,506

Total at contract value	$629,137,096	$606,118,696

Net investment income for the BNY Mellon Fund is as follows:

Year Ended December 31, 2009

Interest	$21,988,964
Net investment appreciation	195,490
Less: Investment expenses	(1,068,248)

Total	$21,116,206

RCM Fund—As of December 31, 2009 and 2008, the Plan’s interest in the net assets of the RCM Fund was approximately 5% and 6%, respectively. The RCM Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and administrative expenses relating to the RCM Fund are allocated to the individual plans based upon average monthly balances invested by each plan.

The following tables present the value of the undivided investments and related investment income in the RCM Fund:

	December 31, 2009	December 31, 2008

Corporate stocks	$68,181,421	$46,508,799
Cash equivalents	1,446,394	1,331,783
Payables	(630,087)	(55,157)
Receivables	112,539	5,020

Total	$69,110,267	$47,790,445

Net investment income for the RCM Fund is as follows:

Year Ended December 31, 2009

Interest	$5,474
Dividends	706,864
Net investment appreciation	18,642,558
Less: Investment expenses	(335,233)

Total	$19,019,663

Lee Munder Fund—In November 2009, the former Small Cap Value Fund managed by Laudus Fund Group as a mutual fund was replaced to be managed by Lee Munder Capital Group in the Master Trust. As of December 31, 2009, the Plan’s interest in the net assets of the Lee Munder Fund was approximately 3%. The Lee Munder Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Lee Munder Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Lee Munder Fund:

December 31, 2009

Corporate stocks	$57,892,705
Cash equivalents	171,837
Receivables	287,848

Total	$58,352,390

Net investment income for the Lee Munder Fund is as follows:

Year Ended December 31, 2009

Interest	$1,662
Dividends	132,387
Net investment appreciation	3,288,656
Less: Investment expenses	(63,616)

Total	$3,359,089

Cadence Fund—In November 2009, the former Small Cap Growth Fund managed by Vanguard Group as a mutual fund was replaced to be managed by Cadence Capital Management in the Master Trust. As of December 31, 2009, the Plan’s interest in the net assets of the Cadence Fund was approximately 1%. The Cadence Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange on the last business day of the Plan year. Investment income and expenses relating to the Cadence Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each plan.

The following tables present the value of the undivided investments and related investment income in the Cadence Fund:

December 31, 2009

Corporate stocks	$55,533,811
Cash equivalents	2,781,831
Payables	(188,690)
Receivables	44,588

Total	$58,171,540

Net investment income for the Cadence Fund is as follows:

Year Ended December 31, 2009

Interest	$2,366
Dividends	70,377
Net investment appreciation	2,568,948
Less: Investment expenses	(74,178)

Total	$2,567,513

6.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes and industry publications. When evaluating pricing information provided by brokers and other pricing services, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods, including regression analysis that reflect market assumptions.

The Plan’s investments and interest in the Master Trust are valued based on the values of the investments and the underlying investments of the Master Trust, respectively, which have been determined as follows:

•

Securities—Investments in U.S. government securities, corporate debt instruments, common and preferred stock, registered investment companies and mutual funds are presented at fair value using quoted market prices in active markets, quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in inactive markets.

•

Common/Collective Trusts—Investments in the common/collective trusts are stated at fair value, which has been determined based on the unit value of each fund. Unit values are determined by dividing the net asset value of the fund (based on the fair value of the underlying investments) by the total number of units outstanding.

•

Loans to Participants—Loans to participants are stated at cost which approximates fair value. Loan transactions are treated as a transfer between the respective investment fund and the loan fund. The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan. Participant loan repayments, including interest, are returned to the participant’s account.

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value, into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities that the Plan has the ability to access at the measurement date.

b.	Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

Fair value measurements are separately disclosed by level within the fair value hierarchy with a separate reconciliation of fair value measurements categorized as Level 3.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2009 and 2008:

	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Stock Fund	$—	$63,142,426	$—	$63,142,426	$—	$59,564,270	$—	$59,564,270
Common/Collective Trusts:
U.S. equity	—	10,124,054	—	10,124,054	—	7,442,375	—	7,442,375
Fixed income	—	3,668,513	—	3,668,513	—	2,710,484	—	2,710,484
Mutual Funds:
International Equity Fund	4,638,780	—	—	4,638,780	3,027,975	—	—	3,027,975
Small Cap Value Fund	—	—	—	—	1,818,604	—	—	1,818,604
Small Cap Growth Fund	—	—	—	—	1,388,027	—	—	1,388,027
Real Estate Fund	1,603,644	—	—	1,603,644	429,443	—	—	429,443
Target Retirement Funds	11,346,969	—	—	11,346,969	7,170,519	—	—	7,170,519
Loans to participants	—	—	4,002,190	4,002,190	—	—	3,784,516	3,784,516

	$17,589,393	$76,934,993	$4,002,190	$98,526,576	$13,834,568	$69,717,129	$3,784,516	$87,336,213

The following table presents the change in the Plan’s loans to participants that are measured at fair value and included in the Level 3 fair value category:

Level 3 Plan Investments

Balance at December 31, 2008	$3,784,516
Purchases, sales and settlements, net	217,674

Balance at December 31, 2009	$4,002,190

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2009 and 2008:

	2009				2008
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust(1):
BNY Mellon Fund	$—	$—	$636,599,544	$636,599,544	$—	$—	$571,338,190	$571,338,190
RCM Fund	—	69,110,267	—	69,110,267	—	47,790,445	—	47,790,445
Lee Munder Fund(2)	—	58,352,390	—	58,352,390	—	—	—	—
Cadence Fund(2)	—	58,171,540	—	58,171,540	—	—	—	—

	$—	$185,634,197	$636,599,544	$822,233,741	$—	$47,790,445	$571,338,190	$619,128,635

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2009 and 2008 is as follows: BNY Mellon Fund (8% for both periods), RCM Fund (5% for 2009 and 6% for 2008), Lee Munder Fund (3% for 2009) and Cadence Fund (1% for 2009).
(2)	Prior to November 2009, Lee Munder Fund and Cadence Fund were formerly Small Cap Value Fund and Small Cap Growth Fund, respectively, managed by the Laudus Fund Group and the Vanguard Group, respectively, as mutual funds.

The following table presents the change in the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value and included in the Level 3 fair value category:

Level 3 Investments Held in Master Trust

Balance at January 1, 2009	$571,338,190
Actual return on plan assets:
Relating to assets still held at the reporting date	61,837,935
Purchases, sales and settlements, net	3,423,419

Balance at December 31, 2009	$636,599,544

The gains and losses on investments held in the Master Trust included in the Level 3 fair value category, including those attributable to the change in unrealized gains and losses relating to assets still held at the reporting date, were classified in income from Master Trust in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust and employee stock ownership plan under Sections 401(a), 401(k) and 404(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on February 24, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of Common/Collective Trusts and a Master Trust managed by BNY Mellon. BNY Mellon is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2009 and 2008, the Plan’s investment in the Dominion Stock Fund included 1,622,365 and 1,661,950 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $62 million and $65 million, respectively. During the year ended December 31, 2009, the Plan recorded dividend income related to Dominion common stock of approximately $3 million.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2009	December 31, 2008
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$152,997,482	$139,607,376
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	569,407	(2,832,483)

Net assets available for benefits per the Form 5500, at fair value	$153,566,889	$136,774,893

		Year Ended December 31, 2009
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net increase in net assets per the financial statements		$13,390,106
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		3,401,890

Net increase in net assets per the Form 5500		$16,791,996

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

SUPPLEMENTAL SCHEDULES

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current Value

*	Dominion Resources, Inc.	Dominion Stock Fund	$61,601,326	$63,142,426

		Common/Collective Trusts:
*	The Bank of New York Mellon	EB Temporary Investment Fund	96,709	96,709
*	The Bank of New York Mellon	Intermediate Bond Fund	3,108,614	3,571,804
	KeyBank National Association	Large Cap Value Fund	969,560	907,678
*	The Bank of New York Mellon	S&P 500 Index Fund	6,955,892	7,175,286
*	The Bank of New York Mellon	Wilshire 4500 Index Fund	2,015,585	2,041,090

			13,146,360	13,792,567

		Mutual Funds:
	Capital Research & Management Co.	International Equity Fund	4,817,272	4,638,780
	Morgan Stanley Investment Management	Real Estate Fund	2,103,477	1,603,644
	The Vanguard Group, Inc.	Target Retirement Income Fund	78,370	79,563
	The Vanguard Group, Inc.	Target Retirement 2005 Fund	188,036	186,503
	The Vanguard Group, Inc.	Target Retirement 2010 Fund	789,728	763,904
	The Vanguard Group, Inc.	Target Retirement 2015 Fund	1,447,168	1,391,609
	The Vanguard Group, Inc.	Target Retirement 2020 Fund	2,342,366	2,228,477
	The Vanguard Group, Inc.	Target Retirement 2025 Fund	1,819,938	1,726,499
	The Vanguard Group, Inc.	Target Retirement 2030 Fund	1,153,309	1,060,034
	The Vanguard Group, Inc.	Target Retirement 2035 Fund	574,758	597,777
	The Vanguard Group, Inc.	Target Retirement 2040 Fund	1,265,752	1,232,616
	The Vanguard Group, Inc.	Target Retirement 2045 Fund	980,756	950,048
	The Vanguard Group, Inc.	Target Retirement 2050 Fund	1,150,919	1,129,939

			18,711,849	17,589,393

		Loans to Participants (range of interest rates —4.25% to 9.25% and range of maturity dates—1/1/10 to 1/14/15)	4,002,190	4,002,190

	Total investments excluding interest in Master Trust		$97,461,725	$98,526,576

*	A party-in-interest as defined by ERISA.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4j—

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2009

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

324,146	*Dominion Stock Fund	Corporate Stock-Common	132	$10,861,963	$—	$—	$—
354,698	*Dominion Stock Fund	Corporate Stock-Common	270	—	12,066,113	13,589,553	(1,523,440)

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS UNION SAVINGS PLAN (name of plan)

Date: June 24, 2010	/s/ Steven A. Rogers
Steven A. Rogers Chair, Dominion Resources Services, Inc. Administrative Benefits Committee